FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                               December 02 2005


                            BRITISH ENERGY GROUP PLC
                               (Registrant's name)


                                  Systems House
                                   Alba Campus
                                   Livingston
                                    EH54 7EG
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit    Description

No. 1      RNS Announcement, re: 'Holding(s) in Company'  dated 02 December 2005


2 December 2005

British Energy Group plc

NOTIFICATIONS UNDER SECTIONS 198 TO 202 - UK COMPANIES ACT

British Energy Group plc has received notification from Fidelity Investments of the following:

1. Company in which shares are held:     British Energy Group plc

2. Notifiable interest:   Ordinary Shares

(A)               FMR Corp.
                  82 Devonshire Street
                  Boston, MA 02109

Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds, and Fidelity Management Trust Company
(FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts. (See Schedule A for listing of Registered Shareholders and their holdings).

(B)               Fidelity International Limited (FIL)
                  P.O. Box HM 670
                  Hamilton
                  HMCX, Bermuda

Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd. (FISL) and Fidelity Gestion (FIGEST), Fidelity Investments Advisory (Korea) Limited (FIA(K)L), Fidelity Investments Management (Hong Kong) Limited (FIMHK), Fidelity Pension Management (FPM), Fidelity Investments Japan (FIJ) and Fidelity Investments International (FII), investment managers for various non-US investment companies and institutional clients.

3. The notifiable interests also comprise the notifiable interest of:

                  Mr. Edward C. Johnson 3d
                  82 Devonshire Street
                  Boston, MA 02109

A principal shareholder of Fidelity International Limited.

4. The notifiable interests include interest held on behalf of authorised unit trust schemes in the UK, notwithstanding the exemption from reporting pursuant to Section 209 (1)(h) of the Companies Act 1985.

5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that Fidelity International Limited and its direct and indirect subsidiaries or Mr Edward C Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6. The disclosable interests arise under section 208 (4) (b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.



Schedule A

Security: British Energy Group plc

Current ownership percentage                           6.39%
Total Shares Held                                 35,841,501
Shares in issue:                                 561,016,515
Change in holdings since last filing              +7,528,361 Ordinary shares

                         SHARES     MANAGEMENT      NOMINEE/REGISTERED NAME
                           HELD       COMPANY
                         43,200         N/A         N/A
                      2,786,000         FPM         Northern Trust London
                      1,568,900         FPM         Bank of New York Brussels
                      1,508,000         FPM         State Str Bk And Tr Lndn (S)
                      1,105,200         FPM         JP Morgan, Bournemouth
                        894,300         FPM         Mellon Bank
                        625,900         FPM         HSBC Bank PLC
                        219,400         FPM         Bankers Trust London
                        100,800         FPM         Midland Securities Services
                         72,800         FPM         Clydesdale Bank PLC
                      3,159,860        FMRCO        JP Morgan Chase Bank
                        274,800        FMRCO        Mellon Bank NA
                     16,991,031        FISL         JP Morgan, Bournemouth
                      2,278,740         FIL         Brown Bros Harrimn Ltd LUX
                        375,600         FIL         HSBC Bank PLC
                        353,700         FIL         JP Morgan Bournemouth
                        236,800         FIL         Bank of New York Brussels
                        205,550         FIL         BNP Paribas Paris (C)
                        130,800         FIL         Northern Trust London
                         42,600         FIL         BNP Paribas Paris (C)
                         64,300         FIJ         Brown Brothers Harriman & Co
                      1,589,000         FII         Bank of New York Europe Ldn
                        721,420         FII         JP Morgan Bournemouth
                        305,200       FIGEST        BNP Paribas, Paris
                        187,600       FIGEST        CDC Finance


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  December 02 2005                    BRITISH ENERGY GROUP PLC

                                           By:____John Searles____

                                           Name:  John Searles
                                           Title: Director - Investor Relations